Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement Nos. 333-132370 and 333-132370-01

Offering Summary

(Related to the Pricing Supplement No. 2007-MTNDD119,

Dated June 21, 2007)

Citigroup Funding Inc.

ANY PAYMENTS DUE FROM CITIGROUP FUNDING INC.

FULLY AND UNCONDITIONALLY GUARANTEED BY CITIGROUP INC.

Principal-Protected Notes

Based Upon a Basket of Currencies

Due June 26, 2008

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a prospectus and related prospectus supplement) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and related prospectus supplement in that registration statement (File No. 333-132370) and the other documents Citigroup Funding and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Funding, Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and related prospectus supplement by calling toll-free 1-877-858-5407.

Investment Products	Not FDIC Insured	No Bank Guarantee

June 21, 2007

Principal-Protected Notes

Based Upon a Basket of Currencies

Due June 26, 2008

This offering summary represents a summary of the terms and conditions of the notes. We encourage you to read the pricing supplement and accompanying prospectus supplement and prospectus related to this offering.

How The Notes Work

Principal-Protected Notes Based upon a Basket of Currencies Due June 26, 2008 (the “Notes”) are hybrid investments that combine characteristics of currency and fixed income instruments. Similar to a fixed income investment, these notes offer investors the safety of 100% principal protection if held at maturity. However, instead of paying periodic interest at a fixed rate, the quarterly interest paid on these Notes, if any, is based on the percentage decline, if any, in the value of a basket of currencies consisting of the European Union euro and the Swiss franc, which we refer to as the Basket Currencies, each relative to the U.S. dollar. For any quarterly Interest Period, the Interest Rate on the notes may equal but will not be less than zero. Because the Basket Return Percentage and the Interest Rate on the Notes are negatively correlated, the Interest Rate applicable to an Interest Period will be positive only if the Basket Return Percentage for that Interest Period is negative.

This investment allows investors to potentially benefit on a leveraged basis from a decline in the value of the Basket Currencies relative to the U.S. dollar.

The Notes are currency-linked securities issued by Citigroup Funding Inc. that have a maturity of approximately one year. At maturity, you will receive an amount in cash equal to the sum of your initial investment in the Notes plus any accrued and unpaid interest.

The Interest Rate will depend on the Participation Rate and the negative Currency Returns of the Basket Currencies as reflected by the Basket Return Percentage. The Basket Return Percentage for any Interest Period will equal the average percentage change in the value of the Basket Currencies relative to the U.S. dollar, as measured by each relevant exchange rate, from the Pricing Date to the second Business Day before the Interest Payment Date for that period.

The per annum Interest Rate for any quarterly Interest Period will equal the product of (a) –1 ; (b) the Basket Return Percentage and (c) a Participation Rate of 200%, provided that the Interest Rate will not be less than zero. The per annum Interest Rate calculated for any quarterly Interest Period is applicable only to that quarterly Interest Period; interest payments for any other quarterly Interest Period will vary and may be zero. The interest payment amount per Note for any quarterly Interest Period will equal the product of US$1,000 and the per annum Interest Rate applicable to that quarterly Interest Period divided by 4. Because the Notes are principal protected, the payment you receive at maturity will not be less than the amount of your initial investment in the Notes, regardless of the performance of the Basket Currencies relative to the U.S. dollar, as measured by each relevant exchange rate.

The performance of each of the Basket Currencies is measured by its exchange rate. Each exchange rate reflects the amount of U.S. dollars that can be exchanged for one unit of the relevant Basket Currency. Thus, an increase in a Basket Currency’s exchange rate means that the value of that currency has increased. For example, if the CHF/USD Exchange Rate has increased from 1.00 to 2.00, it means the value of one Swiss franc (as measured against the U.S. dollar) has increased from US$1.00 to US$2.00. Conversely, a decrease in a Basket Currency’s exchange rate means that the value of that currency has decreased. Decreases in the values of the Basket Currencies relative to the U.S. dollar will lead to a higher return on your

Notes, while increases in the values of the Basket Currencies will lead to a lower return, or possibly no return, on your Notes.

These Notes are not a suitable investment for investors who require regular fixed income payments since quarterly interest payments on the Notes will be variable and may be zero. These Notes may be an appropriate investment for the following types of investors:

■	Investors looking for exposure to currency investments on a principal-protected basis.

■	Investors expecting depreciation of the Basket Currencies relative to the U.S. dollar during the term of the Notes.

■	Investors who seek to add a currency-linked investment to their portfolio for diversification purposes.

The Notes are a series of unsecured senior debt securities issued by Citigroup Funding. Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company. The Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and, as a result of the guarantee, any payments due under the Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc.

Capitalized terms used in this summary are defined in “Final Terms” below.

Final Terms

Issuer:	Citigroup Funding Inc.
Security:	Principal-Protected Notes Based Upon a Basket of Currencies Due June 26, 2008
Guarantee:	Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company
Rating of the Issuer’s Obligations:	Aa1/AA (Moody’s/S&P) based upon the Citigroup Inc. guarantee
Principal Protection:	100% if held to the Maturity Date
Pricing Date:	June 21, 2007
Issue Date:	June 26, 2007
Maturity Date:	June 26, 2008
Issue Price:	100% of the principal amount
Payment at Maturity:	For each US$1,000 note, US$1,000 plus any accrued and unpaid interest
Interest Rate:	–1 x Basket Return Percentage x Participation Rate, provided that the Interest Rate will not be less than zero
Interest Determination Date:	For any Interest Period, two business days before the Interest Payment Date for such period
Interest Payment Dates:	26th of each March, June, September and December, beginning on September 26, 2007 and ending on the Maturity Date
Interest Period:	Each three-month period from and including an Interest Payment Date to but excluding the next Interest Payment Date or the Maturity Date
Basket Return Percentage:	For any Interest Period, the sum of the Currency Returns for each of the Basket Currencies, expressed as a percentage
Currency Return:	Ending Exchange Rate – Starting Exchange Rate x Allocation Percentage Starting Exchange Rate
Allocation Percentage:	50% for each of the Basket Currencies
Basket Currencies:	The European Union euro and the Swiss franc
Starting Exchange Rate:	Each of the EUR/USD and CHF/USD Exchange Rates, as applicable, on the Pricing Date, or 1.3399 and 0.8061, respectively
Ending Exchange Rate:	For any Interest Period, each of the EUR/USD and CHF/USD Exchange Rates, as applicable, on the relevant Interest Determination Date
EUR/USD Exchange Rate:	The European Union euro/U.S. dollar exchange rate in the global spot foreign exchange market, expressed as the amount of U.S. dollars per one European Union euro, as reported by Reuters on Page “1FED,” or any substitute page, at 10:00 a.m. (New York City time) on the relevant date.
CHF/USD Exchange Rate:	The Swiss franc/U.S. dollar exchange rate in the global spot foreign exchange market, expressed as the amount of U.S. dollars per one Swiss franc, calculated as 1 divided by the USD/CHF exchange rate that is reported by Reuters on Page “1FED,” or any substitute page, at 10:00 a.m. (New York City time) on the relevant date.
Participation Rate:	200%
Denominations:	Minimum denominations and increments of US$1,000
Listing:	None
Agent’s Discount:	0.00%
Calculation Agent:	Citigroup Financial Products Inc.
Business Day:	Any day that (1) is not a Saturday, a Sunday or a day on which the securities exchanges or banking institutions or trust companies in the City of New York or in London, England are authorized or obligated by law or executive order to close and (2) is a day on which the Trans-European Automated Real-Time Gross Settlement Express Transfer System is open.

Benefits of the Notes

■	Return Potential

The Interest Rate payable quarterly is based on the Participation Rate and the negative Currency Returns of the Basket Currencies as reflected by the Basket Return Percentage, enabling you to benefit if the average of the value of the Basket Currencies relative to the U.S. dollar declines during the term of the Notes without directly investing in the Basket Currencies.

■	Principal Protection

On the Maturity Date, we will pay you the principal amount of the Notes you then hold regardless of the performance of the Basket Currencies, plus any accrued and unpaid interest.

■	Diversification

The Notes are based on the performance of the Basket Currencies and may allow you to diversify an existing portfolio mix of stocks, bonds, mutual funds and cash.

Key Risk Factors for the Notes

■	The Amount of Interest Payable on the Notes Will Vary and May be Zero

Because the exchange rates for the Basket Currencies are floating rates, the Basket Return Percentage and therefore the Interest Rate on the Notes will fluctuate. The amount of interest payable on the Notes will vary and may be zero. If the average of the value of the Basket Currencies relative to the U.S. dollar, as measured by each relevant exchange rate, from the Pricing Date to the relevant Interest Determination Date has increased, resulting in a Basket Return Percentage that is positive, you will not earn any interest during that Interest Period. This will be true even if the value of one or both of the Basket Currencies has decreased at one or more times during that Interest Period.

■	Reference to a Basket of Currencies May Lower Your Return

Because the Basket Return Percentage will be based on the sum of the Currency Returns for each of the Basket Currencies, a decrease in the value of one currency relative to the U.S. dollar may be substantially or entirely offset by an increase in the value of the other currency in the basket relative to the U.S. dollar during any Interest Period.

■	Potential for a Lower Comparable Yield

The Notes will bear interest quarterly at the variable rate, which may be positive or zero. As a result, the effective yield on your Notes may be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Funding of comparable maturity.

■	Secondary Market May Not Be Liquid

The Notes will not be listed on any exchange. There is currently no secondary market for the Notes. Citigroup Global Markets Inc. and/or other of Citigroup Funding’s affiliated dealers currently intend, but are not obligated, to make a market in the Notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the Notes.

■	Resale Value of the Notes May Be Lower Than Your Initial Investment

Due to, among other things, changes in the value of the Basket Currencies, interest rates and Citigroup Funding and Citigroup Inc.’s perceived creditworthiness, the Notes may trade at prices below their initial issue price. You could receive substantially less than the amount of your investment if you sell your Notes prior to maturity.

■	Citigroup Inc. Credit Risk

The Notes are subject to the credit risk of Citigroup Inc., Citigroup Funding’s parent company and the guarantor of any payments due on the Notes.

■	Fees and Conflicts

Citigroup Financial Products and its affiliates involved in this offering are expected to receive compensation for activities and services provided in connection with the Notes. Further, Citigroup Funding expects to hedge its obligations under the Notes through the trading of the relevant currencies or other instruments, such as options, swaps or futures, based upon the Basket Currencies by one or more of its affiliates. Each of Citigroup Funding’s or its affiliates’ hedging activities and Citigroup Financial Products’ role as the Calculation Agent for the Notes may result in a conflict of interest.

The Basket Currencies and Exchange Rates

General

The Basket Currencies are the European Union euro and the Swiss franc.

The relevant exchange rates are foreign exchange spot rates that measure the relative values of two currencies, the U.S. dollar and the European Union euro in the case of the EUR/USD Exchange Rate and the U.S. dollar and the Swiss franc in the case of the CHF/USD Exchange Rate. Each exchange rate is expressed as an amount of U.S. dollars that can be exchanged for one unit of the relevant Basket Currency. Thus, an increase in the value of any Basket Currency will cause an increase in its exchange rate, while a decrease in the value of any Basket Currency will cause a decrease in its exchange rate.

The European Union euro is the official currency of the European Union.

The Swiss franc is the official currency of Switzerland.

We have obtained all information in this Offering Summary relating to the European Union euro and the Swiss franc and the relevant exchange rates from public sources, without independent verification. Currently the relevant exchange rates are published in The Wall Street Journal and other financial publications of general circulation. However, for purposes of calculating amounts due to holders of the Notes, the value of the Basket Currencies relative to the U.S. dollar, as measured by the relevant exchange rate, will be determined as described in “Final Terms” above.

Historical Data on the Exchange Rates

The following table sets forth, for each of the quarterly periods indicated, the high and low values of each relevant exchange rate, as reported by Bloomberg. The historical data on the relevant exchange rates are not indicative of the future performance of the Basket Currencies or what the value of the Notes may be. Any historical upward or downward trend in either of the relevant exchange rates during any period set forth below is not an indication that the value of the Basket Currencies is more or less likely to increase or decrease at any time over the term of the Notes.

	EUR/USD Exchange Rate		CHF/USD Exchange Rate
	High	Low	High	Low
2002
Quarter
First	0.9033	0.8593	0.6082	0.5817
Second	0.9914	0.8750	0.6752	0.5967
Third	1.0117	0.9660	0.6943	0.6580
Fourth	1.0492	0.9707	0.7228	0.6613
2003
Quarter
First	1.1054	1.0362	0.7542	0.7128
Second	1.1909	1.0695	0.7793	0.7176
Third	1.1656	1.0809	0.7580	0.7048
Fourth	1.2595	1.1416	0.8070	0.7262
2004
Quarter
First	1.2842	1.2128	0.8189	0.7715
Second	1.2365	1.1822	0.8084	0.7606
Third	1.2452	1.2011	0.8177	0.7797
Fourth	1.3637	1.2285	0.8842	0.7906
2005
Quarter
First	1.3465	1.2757	0.8710	0.8168
Second	1.3087	1.2032	0.8488	0.7798
Third	1.2542	1.1902	0.8131	0.7669
Fourth	1.2179	1.1670	0.7869	0.7544
2006
Quarter
First	1.2307	1.1820	0.7956	0.7560
Second	1.2926	1.2092	0.8350	0.7666
Third	1.2891	1.2505	0.8174	0.7966
Fourth	1.3343	1.2513	0.8386	0.7856
2007
Quarter
First	1.3386	1.2892	0.8286	0.7977
Second (through June 21)	1.3651	1.3303	0.8322	0.8023

The EUR/USD Exchange Rate appearing on Reuters page “1FED” at 10:00 a.m. (New York City time) on June 21, 2007 was 1.3399.

The CHF/USD Exchange Rate, calculated as 1 divided by the USD/CHF exchange rate appearing on Reuters page “1FED” at 10:00 a.m. (New York City time) on June 21, 2007 was 0.8061.

Historical Graphs

The following graphs show the daily values of each of the EUR/USD and CHF/USD exchange rates in the period from January 2, 2002 through June 21, 2007 using historical data obtained from Bloomberg. Past movements of the relevant exchange rates are not indicative of future values of the Basket Currencies.

Hypothetical Interest Payment Examples

The examples below show the hypothetical interest payments to be made on an investment of US$1,000 principal amount of Notes based on various Ending Exchange Rates of the Basket Currencies. The following examples of hypothetical interest payment calculations are based on the following assumptions:

■	Pricing Date: June 25, 2007
■	Issue Date: June 29, 2007
■	Principal amount: US$1,000 per Note
■	Starting Exchange Rate of the EUR/USD Exchange Rate: 1.3500
■	Starting Exchange Rate of the CHF/USD Exchange Rate: 0.8197
■	Allocation Percentage: 50% for each Basket Currency
■	Participation Rate: 200%
■	Quarterly Interest Periods: 90 days in each Interest Period
■	Maturity Date: June 29, 2008
■	The Notes are purchased on the Issue Date and are held through the Maturity Date.

The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The actual interest payments will depend on the actual Basket Return Percentage, which, in turn, will depend on the actual Starting Exchange Rate and Ending Exchange Rate of each of the Basket Currencies, and the actual Participation Rate.

EXAMPLE 1
Quarterly Interest Period	EUR/USD (1)	CHF/USD (1)	Hypothetical Currency Return (2)		Hypothetical Basket Return Percentage (3)	Hypothetical Interest Payment per Note (4)
			EUR/USD	CHF/USD
1	1.5272	0.7225	6.564%	-5.926%	0.637%	$0.00
2	1.4654	0.7721	4.274%	-2.903%	1.372%	$0.00
3	1.2951	0.8615	-2.032%	2.550%	0.519%	$0.00
4	1.4790	0.7909	4.779%	-1.755%	3.024%	$0.00

Sum of Hypothetical Interest Payments per Note						$0.00
Hypothetical Annualized Interest Rate (5)						0.000%

EXAMPLE 2
Quarterly Interest Period			Hypothetical Currency Return (2)		Hypothetical Basket Return Percentage (3)	Hypothetical Interest Payment per Note (4)
	EUR/USD (1)	CHF/USD (1)	EUR/USD	CHF/USD
1	1.3779	0.8597	1.034%	2.442%	3.476%	$0.00
2	1.3220	0.8330	-1.038%	0.810%	-0.228%	$1.14
3	1.5570	0.7284	7.667%	-5.565%	2.102%	$0.00
4	1.4833	0.6940	4.937%	-7.664%	-2.727%	$13.64

Sum of Hypothetical Interest Payments per Note						$14.77
Hypothetical Annualized Interest Rate (5)						1.477%

EXAMPLE 3
Quarterly Interest Period	EUR/USD (1)	CHF/USD (1)	Hypothetical Currency Return (2)		Hypothetical Basket Return Percentage (3)	Hypothetical Interest Payment per Note (4)
			EUR/USD	CHF/USD
1	1.2671	0.9189	-3.070%	6.054%	2.984%	$0.00
2	1.1707	0.8587	-6.640%	2.378%	-4.262%	$21.31
3	1.3630	0.7744	0.480%	-2.760%	-2.280%	$11.40
4	1.4740	1.3350	4.593%	31.436%	36.029%	$0.00

Sum of Hypothetical Interest Payments per Note						$32.71
Hypothetical Annualized Interest Rate (5)						3.271%

EXAMPLE 4
Quarterly Interest Period	EUR/USD (1)	CHF/USD (1)	Hypothetical Currency Return (2)		Hypothetical Basket Return Percentage (3)	Hypothetical Interest Payment per Note (4)
			EUR/USD	CHF/USD
1	1.6112	0.7034	9.673%	-7.091%	2.582%	$0.00
2	1.1667	0.6820	-6.788%	-8.401%	-15.188%	$75.94
3	1.3581	0.8739	0.300%	3.306%	3.606%	$0.00
4	1.3894	1.2262	1.458%	24.800%	26.258%	$0.00

Sum of Hypothetical Interest Payments per Note						$75.94
Hypothetical Annualized Interest Rate (5)						7.594%

EXAMPLE 5
Quarterly Interest Period	EUR/USD (1)	CHF/USD (1)	Hypothetical Currency Return (2)		Hypothetical Basket Return Percentage (3)	Hypothetical Interest Payment per Note (4)
			EUR/USD	CHF/USD
1	1.4268	0.7554	2.844%	-3.922%	-1.078%	$5.39
2	1.6626	0.7403	11.577%	-4.843%	6.734%	$0.00
3	1.3265	0.8698	-0.870%	3.056%	2.185%	$0.00
4	1.2914	0.5959	-2.172%	-13.651%	-15.822%	$79.11

Sum of Hypothetical Interest Payments per Note						$84.50
Hypothetical Annualized Interest Rate (5)						8.450%

EXAMPLE 6
Quarterly Interest Period	EUR/USD (1)	CHF/USD (1)	Hypothetical Currency Return (2)		Hypothetical Basket Return Percentage (3)	Hypothetical Interest Payment per Note (4)
			EUR/USD	CHF/USD
1	1.5544	0.9865	7.570%	10.175%	17.745%	$0.00
2	1.1635	0.8599	-6.909%	2.453%	-4.456%	$22.28
3	1.1689	0.6945	-6.706%	-7.634%	-14.339%	$71.70
4	1.2966	0.6298	-1.978%	-11.581%	-13.559%	$67.79

Sum of Hypothetical Interest Payments per Note						$161.77
Hypothetical Annualized Interest Rate (5)						16.177%

(1)	Ending Exchange Rate on the Interest Determination Date for that period
(2)	Hypothetical Currency Return for each Basket Currency = [(Ending Exchange Rate – Starting Exchange Rate)/Starting Exchange Rate] * 50%
(3)	Hypothetical Basket Return Percentage = Sum of Hypothetical Currency Return for EUR/USD and CHF/USD
(4)	Hypothetical Interest Payment per Note = the greater of [US$1,000 * (-1 * Hypothetical Basket Return Percentage * Participation Rate) ÷4] and zero
(5)	Hypothetical Annualized Interest Rate = Sum of Hypothetical Interest Payments per Note over the term of the Notes ÷ US$1,000, expressed as a percentage

Certain U.S. Federal Income Tax Considerations

The following summarizes certain federal income tax considerations for initial U.S. investors that hold the Notes as capital assets.

All investors should refer to the pricing supplement related to this offering and the accompanying prospectus supplement and prospectus for additional information relating to U.S. federal income tax and should consult their tax advisors to determine the tax consequences particular to their situation.

Payments of stated interest on the Notes will be taxable to a U.S. Holder as ordinary interest income at the time that such payments are accrued or are received (in accordance with such U.S. Holder’s method of tax accounting). Upon the sale, exchange or retirement of a Note, a U.S. Holder generally will recognize short-term capital gain or loss equal to the difference between the amount realized on the sale, exchange or retirement (less any accrued stated interest, which will be taxable as such) and the U.S. Holder’s tax basis in such Note. A U.S. Holder’s tax basis in a Note generally will equal the cost of such Note to such holder.

In the case of a holder of the Notes that is not a U.S. person all payments made with respect to the Notes and any gain realized upon the sale or other disposition of the Notes will not be subject to U.S. income or withholding tax, provided that the holder complies with applicable certification requirements (including in general the furnishing of an IRS form W-8 or substitute form) and such payments and gain are not effectively connected with a U.S. trade or business of such holder.

ERISA and IRA Purchase Considerations

Employee benefit plans subject to ERISA, entities the assets of which are deemed to constitute the assets of such plans, governmental or other plans subject to laws substantially similar to ERISA and retirement accounts (including Keogh, SEP and SIMPLE plans, individual retirement accounts and individual retirement annuities) are permitted to purchase the Notes as long as either (A)(1) no Citigroup Global Markets Inc. affiliate or employee is a fiduciary to such plan or retirement account that has or exercises any discretionary authority or control with respect to the assets of such plan or retirement account used to purchase the Notes or renders investment advice with respect to those assets and (2) such plan or retirement account is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by any such provisions or laws or is exempt from any such prohibition.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the Notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets Inc. or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of Notes by the account, plan or annuity.

You should refer to the section “ERISA Matters” in the pricing supplement related to this offering for more information.

Additional Considerations

If either of the relevant exchange rates are not available on Reuters page “1FED,” or any substitute page thereto, the Calculation Agent may determine the relevant exchange rate in accordance with the procedures set forth in the pricing supplement related to this offering. You should refer to the section “Description of the Notes – Basket Return Percentage” in the pricing supplement for more information.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the Conduct Rules of the National Association of Securities Dealers.

Client accounts over which Citigroup Inc. or its affiliates have investment discretion are NOT permitted to purchase the Notes, either directly or indirectly.

© 2007 Citigroup Global Markets Inc. All rights reserved. Citi and Citi and Arc Design are trademarks and service marks of Citigroup Inc. or its affiliates and are used and registered throughout the world.